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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETC BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Equity Way
(No. and Street)

Westlake	Ohio	44145
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bocan (440) 323-5491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RADACHI AND COMPANY, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 E. Broad St., Suite A	Elyria	Ohio	44035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Bocan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETC BROKERAGE SERVICES, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

CAROL A. MULLIGAN
Notary Public, State of Ohio
My Commission Expires 02/01/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ETC BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

RADACHI AND COMPANY

Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

ETC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

December 31, 2015

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ETC Brokerage Services, LLC
Westlake, Ohio

We have audited the accompanying statement of financial condition of ETC Brokerage Services, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of ETC Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ETC Brokerage Services, LLC as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information on pages 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of ETC Brokerage Services, LLC's financial statements. The supplementary information is the responsibility of ETC Brokerage Services, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information.. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



February 25, 2016

ETC BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
ASSETS:		
Cash	$ 37,676	
Receivables: (Note 1)		
Clearing organization	1,343	
Prepaid expenses	33,265	
Total current assets		$ 72,284
OTHER ASSETS:		
Goodwill (Note 1)	3,500	
Restricted cash (Note 2)	50,000	
Total other assets		53,500
Total assets		$ 125,784

LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 2,031	
Accrued expenses	5,838	
Total current liabilities		$ 7,869
MEMBERS' EQUITY		117,915
Total liabilities and members' equity		$ 125,784

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF INCOME

Year Ended December 31, 2015

REVENUE:		
Commissions	$ 404,114	
Administrative fees	170,000	
Interest and dividends	3,600	
Mutual fund income	75,864	
Other income	12,111	$ 665,689
EXPENSES:		
Salaries and other compensation	226,184	
Employee benefits and taxes	34,609	
Trading errors	(1,830)	
Clearance	144,160	
Insurance	533	
Interest	16,265	
License and permits	39,130	
Office and administrative	222,287	
Professional fees	27,123	
Regulatory fees	379	
Taxes	400	709,240
NET LOSS		$ (43,551)

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2015

BALANCE - Beginning of year	$ 161,466
DEDUCTION - Net loss	(43,551)
BALANCE - End of year	$ 117,915

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(43,551)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivables		(1,304)
Prepaid expenses		1,187
Increase (decrease) in:		
Accounts payable and accrued expenses		(23,834)
Net cash used in operating activities		(67,502)
NET DECREASE IN CASH		(67,502)
CASH - Beginning of year		155,178
CASH - End of year	$	87,676
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	16,265
Cash paid during the year for income taxes	$	150

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Westlake, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

C. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

D. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

E. Concentration of Risk:

The Company maintains a cash balance at a bank. The account at the bank is fully insured by the Federal Deposit Insurance Corporation.

Approximately 97% of the Company's revenue is generated from the accounts of customers of Equity Trust Company, a related party.

Note 1. Summary of Significant Accounting Policies (Continued):

F. Goodwill

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the statement of financial condition. FASB ASC 350 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. Upon qualitative review, we are not aware of any events that would require additional testing for goodwill impairment. No impairment expense was recorded in 2015.

Note 2. Restricted Cash:

The Company has a deposit in escrow in the amount of $50,000 that is required by COR Clearing Services, LLC, a broker clearing house.

Note 3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $81,150, which was $31,150 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.62 to 1.

Note 4. Report Disclosure:

Part III of the ETC Brokerage Services, LLC Focus Report (Form X-17A-5) dated December 31, 2015 filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Westlake, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 5. Income Taxes:

The Company is a limited liability company that files its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for federal or state income taxes in the financial statements.

Note 5. Income Taxes (Continued):

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2015, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2012 through 2014 tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of 2015, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 6. Related Party Transactions:

The Company has operating agreements with related parties, Equity Administrative Services, Inc. and Equity Advisor Solutions, to provide broker support functions. The agreements require monthly payments of $10,000 each. Administrative fee income amounted to $170,000 for the year ended December 31, 2015.

Equity Administrative Services, Inc., a related party, provides office space, equipment, technology services, and administrative services to the Company.

Note 7. Retirement Plan:

Contributions to the 401(k) plan amounted to $3,667 for the year ended December 31, 2015.

Note 8. Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2016, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

ETC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2015

NET CAPITAL		
Total Members' Equity	$ 117,915	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 117,915
Deductions and/or Charges:		
Non-allowable assets:		
Receivable from customers	0	
Due from related parties	0	
Other assets	36,765	36,765
Net Capital before Haircuts on Securities Positions		81,150
Haircuts on Securities (Computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
Stocks and warrants	0	
Other Securities	0	
B. Undue concentration	0	0
		$ 81,150

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2015)

Net Capital, as reported in Company Part II unaudited FOCUS report		$ 88,210
Increase in assets	$ 0	
Increase in liabilities	(7,060)	
Increase in non-allowable assets	0	
Increase in undue concentration	0	(7,060)
Net capital per above		$ 81,150

See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 525
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 31,150
Excess net capital at 1500%	$ 80,625
Excess net capital at 1000%	$ 80,363
Ratio: Aggregate indebtedness to net capital	.10 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 2,031
Accrued expenses	5,838
Total aggregate indebtedness	$ 7,869
Percentage of aggregate indebtedness to net capital	10 %
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	0 %

See Report of Independent Registered Public Accounting Firm.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying ETC Brokerage Service, LLC's Exemption Report, in which (1) ETC Brokerage Services, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which ETC Brokerage Services, LLC claimed an exemption from 17 C.F.R. 15c3-3: (k)(iii) and (2) ETC Brokerage Services, LLC stated that ETC Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ETC Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ETC Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(iii) of Rule 15c3-3 under Securities Exchange Act of 1934.



Elyria, Ohio

February 11, 2016

ETC BROKERAGE SERVICE, LLC'S EXEMPTION REPORT

ETC Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(iii) throughout the most recent fiscal year without exception.

ETC Brokerage Services, LLC

I, Steve Bocan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CHIEF COMPLIANCE

Date: 2/11/16

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
of ETC Brokerage Services, LLC
1 Equity Way
Westlake, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by ETC Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating ETC Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ETC Brokerage Services, LLC's management is responsible for ETC Brokerage Services, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Radacki & Company

February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2274**********************MIXED AADC 220
067719 FINRA DEC
ETC BROKERAGE SERVICES LLC
1 EQUITY WAY
WESTLAKE OH 44145-1050

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kathy Parker 304.765.7986

2. A. General Assessment (item 2e from page 2) $ 968

B. Less payment made with SIPC-6 filed (exclude interest) (517)
6/30/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 451

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 451

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 451

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ETC Brokerage Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _____________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 723,770
2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.
(2) Net loss from principal transactions in securities in trading accounts.
(3) Net loss from principal transactions in commodities in trading accounts.
(4) Interest and dividend expense deducted in determining item 2a.
(5) Net loss from management of or participation in the underwriting or distribution of securities.
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.
(7) Net loss from securities in investment accounts.
Total additions	0
2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	79,023
(2) Revenues from commodity transactions.
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	254,542
(4) Reimbursements for postage in connection with proxy solicitation.
(5) Net gain from securities in investment accounts.
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,996

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii)	2,996
Total deductions	336,561
2d. SIPC Net Operating Revenues	$ 387,209
2e. General Assessment @ .0025	$ 968

(to page 1, line 2.A.)